Mail Stop 3561

February 21, 2007

Richard F. Lark, Jr., CFO
GOL Linhas Aereas Inteligentes S.A.
Rua Tamoios 246
Jardim Aeroporto
04630-000 Sao Paulo, Sao Paulo
Federative Republic of Brazil

> **Re:** **GOL Linhas Aereas Inteligentes S.A.**
> **Form 20-F for the year ended December 31, 2005**
> **Filed March 20, 2006**
> **File No. 1-32221**

Dear Mr. Lark:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant